BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375
May 24, 2006
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 13, 2006
File No. 1-14905
Dear Mr. Riedler:
The purpose of this letter is to respond to your letter dated April 19, 2006. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.
Form 10-K for the year ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Property and casualty losses, page 37
1.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide to us in disclosure-type format the following for each line of business:
a.	It is our understanding that included in the actuarially determined loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. As such, please describe how management determined its

Jeffrey P. Riedler
Securities and Exchange Commission

provision for uncertainty and quantify the provision for uncertainty for each period presented.

Uncertainties are imbedded in and permeate the actuarial loss reserve techniques and loss reserving processes for all of Berkshire’s property and casualty insurance and reinsurance businesses. There are no explicit provisions made for uncertainty and we are unaware of any techniques that can reliably separate individual and aggregate uncertainties imbedded in the processes of establishing loss reserves.

b.	Describe the methodologies used to determine your loss reserves. For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.

Reference is made to “Critical Accounting Policies” in Berkshire’s 2005 Annual Report on Form 10-K which includes in considerable detail a discussion of the loss reserve processes and methodologies used by our major insurance and reinsurance operations. Supplemental information is provided below.

Gen Re

Management establishes loss reserves based on the relevant characteristics of the losses/books of business underwritten. In some cases, such as losses arising from the World Trade Center attack, the 2005 hurricanes, or asbestos, environmental and mass-tort exposures, management reviews submitted loss reports and reviews policies or treaties with known or expected exposure to the loss event. This information is evaluated along with other risk factors including but not limited to judicial/regulatory risk, possible changes in loss trends when the claims are settled, changes in loss settlement rates, etc. These topics are reviewed and discussed with actuarial, claims, and underwriting personnel. Reserves are established at what management concludes is an appropriate level considering the facts and circumstances of the loss event.

For other lines of business which are believed to have relatively stable historical loss experience, such as primary property and casualty lines and certain excess of loss property and casualty reinsurance lines, actuaries use various actuarial methods. Berkshire’s 2005 Annual Report on Form 10-K contains a general description of the actuarial methods used to determine loss reserves. The principal actuarial approaches utilized are the incurred and paid loss Bornhuetter-Ferguson methods and the incurred and paid loss chain ladder methods.

BHRG

The methodologies used to establish loss reserves in general, vary widely and encompass almost all of the common methodologies employed in the actuarial field today. In addition to those described in the discussion of “Critical Accounting Policies” included in Berkshire’s 2005 Annual Report on Form 10-K, certain traditional methodologies such as paid and incurred loss development techniques, incurred and paid loss Bornhuetter-Ferguson techniques and frequency and severity techniques are utilized. Additional judgments must be employed to consider changes in contract conditions and terms as well as the incidence of litigation or legal and regulatory change.

Jeffrey P. Riedler
Securities and Exchange Commission

Predicting the future development of mass tort losses differs from predicting more traditional loss development. Insight can be gained from various industry studies of claim incidence rates and claim population decay models. Periodically, a ground up analysis of the individual members of an insured portfolio is conducted to make an estimate of ultimate claim activity from such data. Often such detailed information is unavailable and estimates can only be developed by applying recent industry trends and projections to aggregate client data.

Judgments in these areas necessarily include the stability of the legal and regulatory environment under which these claims will be adjudicated. The increasing number of bankruptcies of asbestos manufacturers has adversely impacted trends in recent years. Potential legal reform and legislation could also have a significant impact on establishing loss reserves for mass tort claims in the future.

A significant portion of recent reinsurance contracts written comprises business which has a low frequency of claim occurrence combined with a high potential severity of claims. These include losses from catastrophes, terrorism, property, and aviation risks. Reserving techniques for these types of coverages often rely more on an assessment of the ultimate cost associated with an individual event than with an estimate of current losses based on an analysis of the historical development patterns of past losses. Reserves for other losses are primarily a function of reported losses from ceding companies, anticipated loss ratios expected for individual contracts and management’s judgment of the impact of known catastrophe events resulting in probable insured losses that have not yet been reported.

GEICO

We believe there is nothing material to add regarding GEICO’s loss reserve processes.

c.	It appears that management calculates point estimates in determining the loss reserve recorded in the financial statements and has identified the key assumptions used in determining its loss reserves, as such please disclose the following:
1.	Discuss the historical development of your key assumptions for latest periods presented.

At GEICO, in 2005 and 2004 claim frequencies were generally lower than expected and severities increases were generally not as great as originally projected. Accordingly, reserve development was less than originally projected and current reserving assumptions have been modified appropriately to reflect this experience. The reasons for the recent favorable experience in claim frequency and severity are not fully understood. Thus management cannot conclude that such estimates will not need to be increased above the levels presently anticipated.

At General Re, reported losses in 2005 and 2004 for workers’ compensation risks exceeded previous expectations reflecting increased basic costs of long-term

Jeffrey P. Riedler
Securities and Exchange Commission

medical care and drug costs and increased medical care utilization by claimants. These changes produced changes in expectations for future development of claims and resulted in appropriate increases in ACRs. In addition, reserves for mass tort claims (including asbestos and environmental) were increased in response to continued reports of losses and the generally increased uncertainty of how, when and how much these types of losses will develop over time. Other casualty reported losses (including losses from professional liability coverages) moderated in 2005 relative to expectations after several years of relatively higher reported losses. The nature of casualty losses tend to be long-tail, so it should not be assumed that favorable loss experience in a single year (2005) means that loss reserve amounts currently established will ultimately be adequate. Property losses were lower than expected (including losses related to the World Trade Center) but the nature of property loss experience tends to be more volatile because of the effect of catastrophes and large individual property losses.

At BHRG losses incurred were significantly impacted in 2005 by several hurricanes that affected the Gulf Coast, Southeastern U.S. and Caribbean. Catastrophe loss reserves are provided when it is probable that an insured loss has occurred and the amount can be reasonably estimated. In addition, loss reserve estimates for certain retroactive policies were decreased based upon actuarial studies of reported claims and claim payments related to the individual contracts. As a result of lower than expected paid amounts, the loss reserves for the estimated future claim payments were reduced by $75 million. Otherwise, overall expected loss ratio assumptions for other assumed reinsurance contracts did not change significantly in 2005.

Given the large volume of assumptions and judgments involved in establishing reserves for property and catastrophe losses on both a primary and reinsurance basis, it is impracticable to design and maintain systems to capture and quantify the financial impact of changes in those individual assumptions and judgments. Thus management cannot conclude that estimates will not need to be increased or decreased in the future from the present estimates of loss reserves.

2.	Discuss how management has adjusted the key assumptions used in calculating the current year reserves given the historical development of the key assumptions. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

The development of the prior year-end key reserving assumptions is monitored during the course of the subsequent calendar year by comparing the actual case incurred losses against expected losses. Based on this development, assumptions are revised periodically. Reference is also made to the insurance-underwriting section of Management’s Discussion of the Results of Operations included in Berkshire’s 2005 Annual Report on Form 10-K which contains a discussion of the effects of the significant changes in loss reserve estimates for prior years’ loss occurrences. Also see the response to item 1.c. 1. above.

Jeffrey P. Riedler
Securities and Exchange Commission

3.	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. key assumptions used) would have on reported results, financial position and liquidity. In your discussion and analysis of the impact of reasonably likely changes in your key assumptions clearly state the following:
a.	The quantification of the variability of the key assumption is the reasonably likely change.

It is likely that loss reserve estimates established as of any balance sheet date will differ from the amounts subsequently paid over long periods of time. A one percentage point change in the December 31, 2005 net loss reserves would produce a change to losses incurred of approximately $435 million, or approximately 2.2% of consolidated net property and casualty premiums earned in 2005. However, we cannot reasonably quantify the variability of the individual key assumptions as we have discussed in our previous responses and further discuss below.

b.	Management’s basis for determining the reasonably likely range. For example if the reasonably likely change is a percent change of a key assumption, disclose how management determined the percent change range.

We do not, as a general rule, measure the impact of changes to key assumptions in terms of reasonably possible ranges. We find such exercises of little practical value in managing our business and further believe that such information cannot be reliably and consistently measured across the wide variety of business conducted. Therefore any attempted disclosures of such information would likely mislead investors as to the uncertainties involved in the process.

c.	If you do not discuss and analyze the reasonably likely change in the key assumptions for all your lines of business you should state for each of those lines of businesses either (a) the key assumptions are not reasonably likely to change or (b) the reasonably likely change in the key assumptions will not have a material impact on reported results, financial position and liquidity.

In future filings, we will discuss and analyze the changes in the key assumptions actually made or state why we cannot. There are numerous individual assumptions utilized in the loss reserving processes. These assumptions do not necessarily change independently of one another. Also, some assumptions while similar in nature are unique to individual contracts. Thus it is potentially misleading to communicate to investors the quantitative impact of individual assumption or judgment changes to the exclusion of others. It is further impracticable to analyze all key assumptions together or in groups in a timely manner.

Jeffrey P. Riedler
Securities and Exchange Commission

2.	For the GEICO segment, please disclose the IBNR separately from the case reserve for each line of business.

We disclosed in the first paragraph of the GEICO reserve discussion the total reserves for reported cases ($3,910 million) and IBNR reserves ($1,668 million). Over 99% of GEICO’s business in recent years has been private passenger auto insurance.

Over 90% of GEICO’s loss reserves at December 31, 2005 were for auto liability coverage. About 3% of loss reserves pertained to commercial umbrella liability coverage written from 1981-1984, which we disclosed in the last paragraph of the GEICO reserve discussion. The remainder of loss reserves was predominantly for auto physical damage coverage. IBNR reserves are predominantly for auto liability coverage.

We believe it is clear that there are no other significant lines of business at GEICO other than private passenger auto insurance. Under these circumstances, we believe that the disclosures of the composition of GEICO’s reserves in the 2005 Annual Report on Form 10-K were adequate and that any further breakdown by line of business is quantitatively and qualitatively immaterial.

3.	In the fourth paragraph under your discussion of the GEICO loss reserves you state average reserve amounts are established for auto damage and new liability claims prior to the development of an individual case reserve and it appears that these average reserve amounts are separate from IBNR. Please explain to us how recording a loss reserve prior to the development of an individual case reserve complies with paragraph 17 of SFAS 60.

The first paragraph of the existing disclosure states: “Gross reserves included $3,910 million of case reserves and $1,668 million of IBNR reserves.” The amount identified as case reserves includes as components: average reserves and case and case development reserves. Average reserves are established for incurred claims that are reported within 90 days preceding the balance sheet date. Thereafter, individual case reserves are established for remaining unpaid claims in lieu of average per claim reserves. The average per claim reserves are established as a reasonable estimate for incurred claims for which claims adjusters have insufficient time and information to make a specific claim estimate. It also includes a large number of minor physical damage claims that are paid within a reasonably short time after being reported. These loss occurrences are known but establishing reserves on an individual case by case basis would be impracticable given Berkshire’s required financial statement reporting deadlines.

Since the average case reserves pertain to certain reported claims that occurred on or before the balance sheet date, they are in accordance with paragraph 17 of SFAS 60. We will clarify this in future disclosures.

4.	We note for your General Re and BHRG segments that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. If this poses a potential for a higher degree of uncertainty in establishing

Jeffrey P. Riedler
Securities and Exchange Commission

the estimate of assumed loss reserves as compared to direct loss reserves, please consider expanding the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management’s judgments and assumptions in establishing the assumed loss reserve. Please provide to us in disclosure-type format your proposed disclosure regarding the uncertainty and also please consider the following items which could help describe the uncertainty:
a.	The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

General Re’s and BHRG’s property and casualty loss reserves derive primarily from assumed reinsurance contracts and the remainder from primary insurance. The nature and extent of information received from ceding companies varies widely depending on the type of coverage, the contractual reporting terms (which are affected by market conditions and practices) and other factors. Due to the lack of standardization of the terms and conditions of reinsurance contracts, the wide variability of coverage needs of individual clients and the tendency for those needs to change rapidly in response to market conditions, the ongoing economic impact of such uncertainties, in and of themselves, cannot be reliably measured. The nature, extent, timing and perceived reliability of information received from ceding companies is routinely considered in the process of establishing loss reserve estimates. Additional discussion concerning the information provided by ceding companies follows.

With regard to premium reporting, certain contracts are not significantly dependent on periodic reporting from clients. These contracts include, for example, many excess property catastrophe, facultative and individual risk and retroactive reinsurance policies, where the premium amount is determinable and payable in full at the inception date or in installments over the contract term. Under quota share contracts, the company may be provided summary premium information supplied through periodic reports required under the contracts.

The nature and extent of loss information provided under many facultative, per occurrence excess contracts or retroactive contracts where company personnel work closely with the ceding company in settling individual claims may not differ significantly from the information received under a primary insurance contract. Loss information from aggregate excess of loss contracts of casualty policies, including catastrophe losses and quota share treaties, will often be less detailed. Occasionally such information is reported in summary format rather than on an individual claim basis. Loss data is provided through periodic reports and may include the amount of ceded losses paid where reimbursement is sought as well as case loss reserve estimates. Ceding companies infrequently provide IBNR estimates.

Jeffrey P. Riedler
Securities and Exchange Commission

Each of Berkshire’s reinsurance businesses has established practices to identify and gather needed information from clients. These practices include, for example, comparison of expected premiums to reported premiums to help the company identify delinquent client periodic reports, claim reviews to facilitate loss reporting and identify inaccurate or incomplete claim reporting, and underwriting reviews to ascertain that the losses ceded are covered as provided under the contract terms. These practices are periodically evaluated and changed as conditions, risk factors, and unanticipated areas of exposures are evaluated.

b.	The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

The timing of claim reporting to reinsurers is inherently delayed in comparison with primary insurance. In some instances there are multiple reinsurers assuming and ceding parts of an underlying risk causing multiple contractual intermediaries between General Re or BHRG and the primary insured. In these instances, the delays in reporting can be compounded.

The relative impact on the reinsurer varies depending on the type of coverage, contractual reporting terms and other factors. Contracts covering casualty losses on a per occurrence excess basis may experience longer delays in reporting due to the inherent length of the claim tail as regards to the underlying claim. In addition, ceding companies may not report claims to the reinsurer until it becomes reasonably possible that the reinsurer will be affected, usually determined as a function of its estimate of the claim amount as a percentage of the reinsurance contract retention. On the other hand, the timing of reporting of large per occurrence excess property losses or property catastrophe losses may not vary significantly from primary insurers.

Under contracts where periodic premium and claims reports are required from ceding companies, such reports are generally required at quarterly intervals which in the U.S. range from 30 to 90 days after the end of the accounting period. In continental Europe, reinsurance reporting practices vary more significantly. Fewer clients report premiums, losses, and case reserves on a quarterly basis. In certain countries clients report on an annual basis and generally not until 90 to 180 days after the end of the annual period. Estimates of premiums and losses are accrued based on expected results supplemented when necessary for estimates of significant known events occurring in the interim.

To monitor the timing and receipt of information due, client reporting requirements are tracked. When clients miss reporting deadlines, the clients are contacted. The lag in claim reporting is imbedded in the normal loss reserving processes.

Jeffrey P. Riedler
Securities and Exchange Commission

c.	How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

The company reviews the information provided by cedants and other intermediaries and compares it periodically to expectations established in the underwriting process. It can take a considerable period of time for casualty losses to develop to the point where changes in trends can be identified from the pricing expectations. Variances are routinely considered in the normal loss reserving process and may be a factor in modifications of loss reserve estimates.

d.	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

The level of backlog is monitored and if significant, estimates are made for financial reporting purposes. However, the backlog of unprocessed premiums and claims reports has not been significant.

e.	What process management performs to determine the accuracy and completeness of the information received from the cedants;

The premium and loss data is provided through at least one intermediary (the primary insurer), so there is inherently a greater risk that the quality of the loss data provided is inadvertently incomplete, inaccurate or outside the coverage terms. Information provided by ceding companies is reviewed for completeness and compliance with the contract terms and conditions. To the extent that questions and issues arise, company personnel communicate to resolve the questions and issues. Reinsurance contracts generally allow for Berkshire’s reinsurance subsidiaries to have access to the cedant’s books and records as regards to the subject business and provide them the ability to conduct physical audits to determine the accuracy and completeness of information. Such audits are conducted when management deems it appropriate.

f.	How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

In the regular course of business, disputes with clients arise concerning whether certain claims are covered under the reinsurance policies. Most disputes are resolved by the claims departments by discussing coverage aspects with the appropriate client personnel or independent outside counsel review and determination. If disputes cannot be resolved, contracts generally specify whether arbitration, litigation, or alternative dispute resolution will be invoked. There are no coverage disputes at this time for which an adverse resolution would likely have a material impact on Berkshire’s results of operations or financial condition.

Jeffrey P. Riedler
Securities and Exchange Commission

g.	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Management uses historical loss information as well as specific contract loss expectations to estimate reserves. Due to the lack of continuity in reinsurance contract terms and conditions as well as changing claim environments, historical loss information may not be meaningful or valid for many policies written in recent years. Management uses actual loss emergence subsequent to the balance sheet date to compare to expected loss emergence. However, when the claim tail is long (casualty and workers’ compensation risks, for example) or if there is litigation involved, it can take years before existing reserves can be validated and unusual ceding company reporting revealed. These factors are imbedded in the loss reserve estimation process.
Contractual Obligations, page 36
5.	Please provide in a disclosure-type format a reconciliation between what appears as the ‘total unpaid losses and loss expenses’ in the contractual obligation table and what appears as the ‘losses and loss adjustment expenses’ in the consolidated balance sheets.

Unpaid losses and loss adjustment expenses included in the contractual obligations table represents the gross undiscounted liability ($50,832 million) and is greater than the amount of the liability for unpaid losses and loss adjustment expenses in the Consolidated Balance Sheet ($48,034 million) by the amount of the discount ($2,798 million). The discount amount is disclosed in Note 12 to the Consolidated Financial Statements. We will reference the amount of the discount in future presentations of Contractual Obligations in Management’s Discussion and Analysis.
Consolidated Financial Statements
Note (12) Unpaid losses and loss adjustment expenses, page 60
6.	Please provide to us in disclosure-type format a reconciliation between the amounts reported as ‘total incurred losses’ in your SOP 94-5 rollforward and what appears as ‘insurance losses and loss adjustment expenses’ in your consolidated statements of earnings.

Losses and loss adjustment expenses reported in the Consolidated Statements of Earnings include losses and loss adjustment expenses from life and health reinsurance of $1,634 million in 2005, $1,361 million in 2004 and $1,312 million in 2003. Such amounts are excluded from the data appearing in Note 12 to the Consolidated Financial Statements.

Jeffrey P. Riedler
Securities and Exchange Commission

We will disclose the amount of life and health losses and loss adjustment expenses in future filings in the Notes to the Consolidated Financial Statements or alternatively we will classify the life and health insurance losses and loss adjustment expenses separately on the Consolidated Statements of Earnings so that no separate disclosure of the difference is necessary.

7.	Please explain to us why you reduced the beginning of the year net loss and loss adjustment expense liability in 2005 and 2004, which seems to be distinct from your general reserve development in those periods. In your explanation please include the underlying events in your insurance business that caused the reduction.

We prefer to describe to our shareholders what most others in the industry refer to as “reserve development” as “increases and decreases to loss reserve estimates” because we believe that description more clearly communicates the inherent uncertainties in estimating loss reserves, particularly with respect to reinsurance. The decreases in reserves of $743 million in 2005 and $119 million in 2004 represent general reserve development, exclusive of the impact of deferred charge amortization and loss reserve discount accruals that are included as components of prior years’ losses incurred.

The favorable reserve development component included in incurred losses in 2005 related to prior years’ events represented 1.85% of the beginning of the year consolidated unpaid net reserves and 1.64% of beginning of the year gross reserves.

In 2005, our reserve reductions were primarily driven by reserve changes in the private passenger auto and primary commercial auto and general liability business. Contributing to the favorable development in 2005 of pre-2005 losses was lower than expected frequencies and severities on reported and settled claims. In general, frequencies for 2003 and 2004 occurrences were more favorable than what we originally expected, particularly for the liability coverages. Also, claim severity increases were generally less than originally estimated. The current year estimates were adjusted to be more responsive to the most recent experience.

In 2005, losses incurred for prior years’ events also included reductions of retroactive reinsurance assumed reserves ($75 million) where reported and settled losses have been lower than previously estimated. In addition, certain other retroactive reinsurance contracts were commuted where the final loss settlement amount was less than the related loss reserves by approximately $46 million.

The favorable reserve development component included in incurred losses in 2004 related to prior years’ events represented 0.30% of the beginning of the year consolidated unpaid net reserves and 0.26% of beginning of the year gross reserves. We believe this difference to be immaterial to the disclosures regarding loss reserves.

Jeffrey P. Riedler
Securities and Exchange Commission

In responding to your comments, please be advised that Berkshire Hathaway Inc. (“Berkshire”) acknowledges that:
1)	Berkshire is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Berkshire may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
To the extent applicable, we will modify our disclosures in our Form 10-K for the year ended December 31, 2006 and in future Form 10-Q filings beginning with the quarter ending June 30, 2006 to incorporate our responses in this letter. In particular, we will continue to strive to develop and disclose meaningful information concerning the uncertainties in property and casualty loss reserve estimation. Should you have any questions or further comments, please contact the undersigned at 402-978-5423.
Very truly yours,
BERKSHIRE HATHAWAY INC.
/s/ Marc D. Hamburg
By Marc D. Hamburg
MDH/es
cc: Joseph Roesler